FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information furnished as at 5 June 2003

REED ELSEVIER PLC
(Registrant)

25 Victoria Street
LONDON SW1H 0EX
ENGLAND
(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ✓   Form 40-F ….

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ….   No ✓

Schedule of Information contained in this Report

Notification to the London Stock Exchange concerning the sale of Reed Elsevier PLC shares by the Trustees of the Reed Elsevier Employee Benefit Trust.

#

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC

/S/ L. DIXON

By: L. Dixon
Title: Deputy Secretary

Date: 5 June 2003

#



5 June 2003

Issued on behalf of Reed Elsevier PLC

Reed Elsevier has received notification from Hill Samuel Offshore Trust Company Limited, the Trustees of the Reed Elsevier Employee Benefit Trust ("the Trust"), that they sold on 3rd June 2003 2,000 ordinary shares in Reed Elsevier PLC, at a price of 518.85p per share. The transaction took place in order to meet the exercise of a share option entitlement by an employee of Reed Elsevier. Following this transaction, the Trust now holds 6,516,764 ordinary shares in Reed Elsevier PLC and 1,375,131 ordinary shares in Reed Elsevier NV.

The Trust is a discretionary employee benefit trust which is operated in conjunction with Reed Elsevier's share option schemes, and which provides for the transfer of shares to employees on the exercise of options granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust.